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                                   EXHIBIT 21





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                 Fifth Third Kentucky Bank Holding Company ("BHC"), a wholly owned second-tier subsidiary bank holding company of Fifth Third Bancorp ("Fifth Third"), owned all of the outstanding shares of Fifth Third Bank of Kentucky, Inc. ("5/3 Ky.") and The Fifth Third Savings Bank of Western Kentucky, F.S.B. ("5/3, F.S.B."). BHC transferred by dividend up to its parent, Fifth Third, all outstanding shares of 5/3 Ky. and 5/3, F.S.B. Fifth Third now directly owns 5/3 Ky. and 5/3, F.S.B. BHC's sole purpose is to own property possessed in lieu of debt previously contracted.

                 The Fifth Third Bank of Southeastern Indiana merged with and into The Fifth Third Bank of Central Indiana.

                 Fifth Third acquired Bank of Naples pursuant to the merger of Fifth Third Trust Co. & Savings Bank, F.S.B., a wholly owned federal savings bank subsidiary of Fifth Third with and into Bank of Naples. Bank of Naples became a wholly owned subsidiary of Fifth Third under a new name, Fifth Third Bank of Florida.

                 Fifth Third consummated its acquisition of Falls Financial, Inc. ("Falls Financial"). In a related transaction, Fifth Third Bank of Northeastern Ohio ("Fifth Third Northeastern") (which was created April 1, 1995 and which acquired the Cleveland area assets and liabilities, including branches, loans and deposits, from The Fifth Third Bank, Cincinnati, Ohio) acquired all of the branches except one (1), and acquired substantially all of the assets and assumed substantially all liabilities, of Falls Savings Bank, F.S.B. ("Falls F.S.B."). Then, Falls F.S.B. became owned by Fifth Third, changed its name to Fifth Third Savings Bank of Northern Ohio, F.S.B. and moved its main office to Kent, Ohio. The acquired offices of Falls F.S.B. are operated as branches of Fifth Third Northeastern.